EXHIBIT 13


January 31, 1997




Catholic Values Investment Trust
  on behalf of Catholic Values Investment Trust Equity Fund
24 Federal Street
Boston, MA  02210


Ladies and Gentlemen:

         With respect to our purchase from you, at the purchase price of $100,000 of 10,000 shares of beneficial interest, net asset value of $10.00 per share for ("Initial Shares") in Catholic Values Investment Trust Equity Fund (the "Fund"), we hereby advise you that we are purchasing such Initial Shares for investment purposes without any present intention of redeeming or reselling.




Very truly yours,


Wright Investors' Service



     /s/ A.M.Moody III
By  -------------------------
    A.M. Moody III
    Senior Vice President